SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SOLAZYME, INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE,

WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $6.79 PER SHARE

(Title of Class of Securities)

83415T101

(CUSIP Number of Class of Securities (Underlying Common Stock))

Paul T. Quinlan

General Counsel

Solazyme, Inc.

225 Gateway Boulevard

South San Francisco, CA 94080

Tel: (650) 780-4777

Fax: (650) 989-6700

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With copies to:

Alan F. Denenberg, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, CA 94025

Tel: (650) 752-2000

Fax: (650) 752-2111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$65,795,418.48	$7,645.43

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Solazyme, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 6,365,040 shares of Solazyme, Inc. common stock having a weighted average exercise price of $10.337.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,645.43	Filing Party: Solazyme, Inc.
Form or Registration No.: 005-86676	Date Filed: January 21, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on January 21, 2015, relating to an offer by Solazyme, Inc. (the “Company”) to eligible option holders to exchange certain outstanding eligible options to purchase shares of the Company’s common stock for new stock options that will be granted under the Company’s 2011 Equity Incentive Plan.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

ITEM 12.	EXHIBITS.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLAZYME, INC.

By:	/s/ Paul Quinlan
Paul Quinlan
General Counsel

Dated: February 3, 2015

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)	Offer to Exchange, dated January 21, 2015, as amended February 3, 2015

(a)(1)(B)*	Form of Election Form

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(1)(D)*	Form of Exchange Offer announcements

(a)(1)(E)*	Form of Information Meeting Presentation

(a)(1)(F)*	Form of Confirmation of Receipt of Election Form / Notice of Withdrawal

(a)(1)(G)*	Forms of Reminders of Expiration of Option Exchange Offer

(a)(1)(H)*	Form of Confirmation of Participation in the Option Exchange Offer

(a)(1)(I)*	Form of Communication Regarding the Results of the Option Exchange Offer

(a)(1)(J)	Solazyme, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2013, SEC File No. 001-35189, filed with the Securities and Exchange Commission on March 14, 2014 and incorporated herein by reference

(a)(1)(K)	Solazyme, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2014, SEC File No. 001-35189, filed with the Securities and Exchange Commission on November 6, 2014 and incorporated herein by reference

(b)	Not applicable

(d)(1)	Solazyme, Inc. 2011 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to Solazyme, Inc. Registration Statement on Form S-1, SEC File No. 333-172790, filed with the Securities and Exchange Commission on May 4, 2011)

(d)(2)	Form of 2011 Equity Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.30 to Solazyme, Inc. Annual Report on Form 10-K, SEC File No. 001-35189, filed with the Securities and Exchange Commission on March 15, 2012)

(d)(3)	Second Amended and Restated 2004 Equity Incentive Plan and forms of notice of stock option grant, stock option agreement and restricted stock agreement (incorporated by reference to Exhibit 10.2 to Solazyme, Inc. Registration Statement on Form S-1, SEC File No. 333-172790, filed with the Securities and Exchange Commission on May 4, 2011)

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on January 21, 2015.